TapImmune Inc.
1551 Eastlake Avenue East, Suite 100
Seattle, Washington 98102

August 5, 2015

VIA EDGAR
Mr. Jeffery Riedler
Mr. Dan Greenspan
Mr. Preston Brewer
Assistant Director
U.S. Securities and Exchange Commission

Re:	TapImmune Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-205757
Request for Acceleration of Effectiveness

The Registrant filed the Registration Statement on Form S-1 on July 20, 2015.  By letter dated August 4, 2015, the staff of the U.S. Securities and Exchange Commission (the “Commission”) informed the Registrant that it had not reviewed and will not review the Registration Statement.  Consequently, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests acceleration of the effective date of the Registration Statement to August 7, 2015 at 16:30 (EDT) or as soon as practicable thereafter.

The Registrant acknowledges that:
(a)	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact the Registrant’s counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

TapImmune Inc.

/s/ Glynn Wilson

Glynn Wilson
Chairman, Chief Executive Officer